Filed by Apollo Strategic Growth Capital

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: Apollo Strategic Growth Capital

File No.: 001-39576

Date: March 7, 2022

On March 7, 2022, GBT JerseyCo Limited (“GBT”) held a conference call with investors to discuss its preliminary and unaudited financial results for the fourth quarter and the year ended December 31, 2021. A transcript of the call is set forth below.

American Express Global Business Travel

Q4 & FY 2021 Earnings Conference Call

March 7, 2022

Speakers:

●	Barry Sievert – Vice President of Finance and Investor Relations

●	Paul Abbott – Chief Executive Officer

●	Martine Gerow – Chief Financial Officer

Slide 1: Title Slide

Barry Sievert, VP of IR: Good morning and welcome to the American Express Global Business Travel fourth quarter and full year 2021 earnings conference call.

Slide 2: Legal Disclaimer

This morning we issued an earnings press release, which is available on our website at investors.amexglobalbusinesstravel.com. A slide presentation, which accompanies today’s prepared remarks, is also available on the Amex GBT Investor Relations web page.

We would like to advise you that our comments contain forward-looking statements that represent our beliefs or expectations about future events, including the duration and effects of COVID-19, industry trends, cost savings and acquisition synergies, among others. All forward looking statements involve risks and uncertainties that may cause actual results to differ materially from the statements made on today’s conference call. More information on these and other risks and uncertainties is contained in our earnings release issued this morning and the registration statement on Form S-4 filed by Apollo Strategic Growth Capital with the Securities and Exchange Commission on December 21, 2021, as amended on February 4, 2022.

Slide 3: Legal Disclaimer, Cont.

Throughout today’s call, we will also be presenting certain non-GAAP financial measures, such as Adjusted EBITDA. All references during today’s call to such non-GAAP financial measures have been adjusted to exclude certain items. Definitions of these terms and the most directly comparable GAAP measures and reconciliations for non-GAAP measures are available in the earnings release. The 2021 financial results that are presented in this communication are preliminary and unaudited and may change as a result. Please see the earnings release for additional information.

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Slide 4: Today’s Presenters

Participating with me on the call today are Paul Abbott, our Chief Executive Officer, and Martine Gerow, our Chief Financial Officer. With that, I will now turn the call over to Paul. Paul?

Slide 5: 2021 Highlights – Exceeded Forecast & Well-Positioned for the Future

Paul Abbott, CEO: Well, thank you very much, Barry, and hello everyone and thank you for all of you joining us today.

I’m going to start my section with the 2021 highlights. 2021 was a transformational year for American Express Global Business Travel with the acquisitions of Ovation Travel Group and Egencia and the launch of new, innovative travel and expense software solutions. We welcomed Expedia as a new investor and secured investment commitments from Sabre, Zoom and Apollo as part of our pending business combination with Apollo Strategic Growth Capital and our upsized, oversubscribed PIPE. We enter 2022 with the leading value proposition in each of the customer segments we serve, strengthened relationships with our customers and strong new sales momentum.

Let’s take a look at each of these highlights.

We ended 2021 on a high note despite the Omicron impact in December, with financial results for the full year well ahead of our Adjusted EBITDA forecast driven by a 119% increase in fourth quarter revenue and efficiencies that we delivered from structural cost reduction actions. Our pro forma revenue was $61M ahead of our forecast and Adjusted EBITDA was $37M ahead of the forecast.

I’m pleased to say the business travel recovery is well underway. Recent booking trends are gaining momentum, with transactions reaching 51% of 2019 levels in the last week in February. And that is a 23 percentage point improvement versus the middle of January.

In 2021, we doubled our SME footprint, making nearly half our revenues attributable to the industry’s largest, fastest growing and most profitable customer segment. We are well on track to deliver the $109 million of identified synergies from Egencia, which will further strengthen our future earnings potential, including $25 million of synergies that we expect to deliver in 2022. Furthermore, we delivered 2021 SME new wins value that represents 14% of 2019 pro forma SME Total Transaction Value, or TTV.

We exited 2021 with strong new sales momentum overall, driven by the investments that we continue to make in delivering unrivaled value, unrivaled choice and unrivaled experiences for our customers. The recent acquisitions of Ovation Travel Group and Egencia and doubling down on our technology investments across our proprietary travel and expense software platform, Neo, have further strengthened our value proposition. This strengthened value proposition has driven $3.7 billion in total new wins value in 2021, and that represents 10% of 2019 pro forma TTV. Very importantly, we also achieved 95% customer retention and 92% total customer satisfaction.

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So looking ahead, we believe Amex GBT is uniquely positioned to lead and benefit from the industry’s continued recovery and long-term growth potential. We expect our pending business combination with Apollo Strategic Growth Capital to provide access to the capital required to accelerate our growth strategy.

So before I come back and go through more detail on each of these highlights, Martine will review our financial results. Over to you, Martine.

Slide 6: 2021 Highlights – Financial Results Well Above Forecast

Thank you, Paul, and hello everyone.

The 2021 financial results that are presented on this slide are pro forma to include Egencia for the full year. These pro forma financial results are therefore directly comparable to the forecast provided in the Registration Statement filed with the SEC by Apollo Strategic Growth Capital. As you can see and as you just heard from Paul, we came in well above forecast.

Starting with TTV, pro forma Total Transaction Value was nearly $8 billion, which was $369 million above forecast. This drove pro forma revenue of $889 million, which was $61 million above forecast.

Pro forma Adjusted EBITDA totaled a negative $520 million, which was $37 million better than forecast due to strong revenue growth in the fourth quarter and cost savings execution.

Slide 7: 2021 Highlights – Financial Results (Q4)

Moving now to the fourth quarter results, as a reminder, we closed the Egencia acquisition on November 1, 2021. Therefore, what you see here only includes about two months of contribution from Egencia. As a reminder, these are preliminary results.

In the fourth quarter, we significantly benefitted from the acceleration in the travel recovery through October and November. Omicron had a limited impact on the fourth quarter as the deceleration was mostly felt in December, which is traditionally our lowest trading month. Total Transaction Value, or TTV, increased 488% year-over-year to a total of $2.8 billion. At constant foreign exchange rates, TTV increased by 353%, which is in line with the 348% increase in transaction volume.

Fourth quarter revenue increased 119%, to a total of $287 million. Total revenue yield, which is our revenue over our TTV, was 9%, as compared to 27% in the fourth quarter of 2020, where we benefitted from the fixed component of our revenue over a very low volume base, as well as revenue from servicing what were higher than normal cancellations. Cancellations drive transactions and revenue, but not TTV, which is reported on a net basis. As a result, Travel Revenue was up 244% in the quarter, a lower rate of increase than both TTV and transaction volume.

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Product and Professional Services Revenue increased 31% in the fourth quarter due to increased management fees, product revenue and meetings and events revenue as COVID-19 restrictions were relaxed and travel rebounded. And please remember that our Product & Professional Services Revenue has a higher portion of fixed revenue that doesn’t fluctuate with TTV.

Our Adjusted EBITDA totaled negative $101 million, which is an improvement of $37 million due to revenue growth and partially offset by increased cost of revenue to support the rise in the volume of transactions, higher G&A costs, and increased investments behind technology, content and sales and marketing.

You might recall that we implemented significant cost reductions from April of 2020 through the second quarter of 2021 when the volume recovery was still very limited. Over that period, we reduced our operating expenses by more than 50% at their peak, and costs remain significantly below 2019 levels. Excluding the impact of acquisitions, that is Egencia and Ovation, our Adjusted Expenses were down 41% for the full year 2021 as compared to 2019. This reduction includes the benefit of our structural cost savings program of $235 million. We do expect these structural savings to remain, even as volumes come back. They are permanent in nature, and we have already fully realized 80% of the benefit, with the remaining 20% expected to be realized as the recovery continues. As business travel continues to recover, as a result we expect Adjusted EBITDA to scale rapidly with strong incremental margins.

Slide 8: 2021 Highlights – Financial Results (FY)

Turning our attention to the full year, again our actual results include approximately two months of contribution from Egencia. TTV increased 14% to $6.8 billion. At constant foreign exchange rates, TTV increased by 6%, which is in line with the 6% growth in transaction volume. In the first part of 2021, we faced a difficult comparison versus a strong Q1 2020 due to travel restrictions and the adverse impact of the COVID-19 pandemic which really started in late March and into April of 2020. TTV and transactions volume recovered materially over the back half of 2021.

Full year revenue totaled $763 million. Our total revenue yield was 11%, as compared to 13% in 2020. As previously mentioned, we benefitted in 2020 from higher than normal yield due to the fixed components of revenue as well as revenue from servicing higher than normal cancellations. As a result, Travel Revenue was down 5%.

Product and Professional Services revenue declined 2% due to a reduction in management fees and meetings and events revenues in the first half of the year, again, related to the onset of travel restrictions in the March 2020 period, which was partially offset by an increase in revenue in the second half of the year driven by the recovery in travel.

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Because of our strong cost savings execution, Adjusted EBITDA increased by $23 million year-over-year, despite a 4% decline in overall revenue. Excluding the impact of acquisitions, our Adjusted Expenses were down 41% in full year 2021 as compared to 2019.

And I will now turn it back over to Paul.

Slide 9: 2021 Highlights – Corporate Travel Recovery Accelerating

Well, thank you Martine. I’m now going to take you through each of the 2021 highlights in a little more detail, starting with corporate travel recovery.

I’m pleased to say momentum in the travel recovery exceeded our forecast in 2021, despite the impact of Omicron in December. And the recovery trends are promising for 2022 and beyond.

As vaccination rates increased and travel restrictions eased around the world, recovery trends accelerated to reach a peak of 50% of 2019 levels at the end of November 2021.

And you can see on the chart the Omicron variant impacted both December 2021 and January 2022. However, corporate travel volumes have shown a lot more resilience and a much faster recover rate from the Omicron wave, as governments and businesses have adopted a more pragmatic response that recognizes the transition to the more endemic state.

We actually passed the Omicron volume trough in mid-January, only about four to six weeks after the initial outbreak. Then, if you look over the past six weeks, we have seen a 23 percentage point volume recovery increase, and we exited the last week in February with transaction volumes at 51% of 2019 levels and TTV at 45% of 2019 levels. As an important point of reference here, the 45% TTV recovery compares to a 2022 full year TTV recovery level of 49% that was anticipated in the Registration Statement forecast.

We expect to see continued meaningful improvement in the recovery levels going forward, and we’re confident in the long-term recovery of corporate travel.

Slide 10: 2021 Highlights – Corporate Travel Recovery Accelerating

Recent government announcements from the WHO and various government and corporate bodies around the world underscore the recent shift in attitudes toward travel and are supportive of a stronger recovery, and that’s particularly important for higher-value international travel as we look ahead. As many large corporations around the world begin to reopen their offices and welcome back employees, we believe this bodes well for continuing momentum in the corporate travel recovery. We’re also seeing increased demand for our meetings and events as teams reunite to collaborate, to innovate and to motivate. As of March 1st, 2022 forward bookings for meetings and events are already at 63% of 2019 levels.

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Slide 11: 2021 Highlights – Egencia Synergies & Accelerated SME Growth

So now, moving on to Egencia synergies and accelerating SME growth. In November 2021, we welcomed the Egencia team into Amex GBT from Expedia. And of course, we welcomed Expedia as a shareholder. Egencia is the leading B2B travel software platform and the fourth largest Travel Management Company in the world. So not only is Egencia a very important strategic acquisition, it’s also a very important financial transaction. We identified $109 million of expected synergies. The synergies are comprised of $75 million of revenue synergies, primarily driven from additional content benefits, and $35 million of cost synergies.

Already in just the first few months, we’ve made solid progress toward achieving these synergies. The American Express GBT content, including what we call our Preferred Extras program, is now already live in the Egencia platform, giving customers access to this additional content and additional choice, and we’re already realizing significant real estate consolidation benefits. This progress underscores our confidence in fully delivering the planned synergies associated with the Egencia acquisition. And we are on track to achieve the $25 million of expected synergies in 2022.

You may recall earlier in 2021, we also acquired Ovation Travel Group. Ovation is a recognized leader in providing high touch service and premium leisure. Egencia is the leading B2B travel software platform, fully integrated with an intuitive, “consumer-like” experience for both the traveler and the travel manager. It is a platform that is proven, at scale, on a global basis, and importantly, over 90% of Egencia transactions are initiated online in the platform.

Together, these two acquisitions and American Express GBT’s SME business doubles our footprint in the important SME space. Approximately 45% of our revenues are now from the SME customer segment. And this is important because the SME segment presents a tremendous runway for growth. It represents a total addressable opportunity of $945 billion of travel spend, and it is the fastest growing customer segment, with recovery trends that have consistently outpaced Global Multinational Enterprises by 5 to 10 percentage points. SME is also the most profitable customer segment, and every dollar that we shift towards SME improves our margins. And this is particularly true for the United States, where our US SME contribution margin is 25 to 30 percent higher than Amex GBT’s total margins.

So, Amex GBT, with the addition of Ovation Travel Group and Egencia, puts us in a very strong position with the leading solutions for each of the customer segments we serve. And we intend to capitalize on the tailwind of customers that are now moving from an unmanaged travel program to a fully managed travel program, driven by a more complex travel environment and the fact that we now have turnkey solutions designed exactly for these customers. In 2021, we delivered SME new wins value that represented 14% of our 2019 pro forma SME TTV. Looking ahead, we expect strong growth to continue, driven by the ongoing recovery, increased sales and marketing investments and a differentiated value proposition. And importantly, this will result in an increase in our mix of faster growing and higher margin revenues.

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Slide 12: 2021 Highlights – Strengthened Customer Value

So, moving on to look at how we’ve strengthened customer value in 2021. Our differentiated customer value proposition drove further expansion of our industry leadership position. We added $3.7 billion in total new win value in 2021, which to put in perspective, represents 10% of our 2019 pro forma TTV. Major new wins included Hewlett Packard Enterprise, Standard Chartered, and Palo Alto Networks. Year-to-date, that momentum continues. Notable wins include Raytheon Technologies and Ferrero Group. Equally important though, our customer retention and customer satisfaction results remain strong at 95% and 92%, respectively, ahead of pre-pandemic levels.

So we have significantly strengthened the value, choice and experience we deliver for our customers through 2021, including through two strategic acquisitions. And we’ve accelerated our technology investments specifically in our digital and e-commerce solutions, strengthening our mobile and our chat capabilities. These investments have tripled our share of digital interactions in 2021. This includes expansion of our chat services to more customers and more channels, including the integration of WhatsApp and Google Chat. Also the launch of traveler feedback tools on mobile. We enhanced our sustainability features, we’ve increased the content that is available to customers in our marketplace, including new NDC content.

We introduced over 500 new customer features in Neo. Neo is our proprietary travel and expense software platform. These features are now available to customers in over 90 countries around the world, and this resulted in over 20% year-over-year growth in GBT’s Neo transactions in 2021. Finally, we also launched Neo1 in the United States. Neo 1 was initially launched in the UK, and it’s now expanded to the US market. It’s a software solution designed specifically for SME customers designed to manage all of their indirect spend, including travel.

Slide 13: 2021 – A Year of Milestones and Increasing Momentum

So, 2021 was a year of milestones for the company and increasing momentum. We delivered financial results that were well above forecast, and we enter 2022 with continued confidence. The recovery of business travel is well underway.

We changed the profile of our Company, unlocking the potential for enhanced growth and margin expansion going forward. With the acquisitions of Ovation Travel Group and Egencia, we now provide the leading solutions for the customer segments we serve, and we are positioned to accelerate growth in the large, fast growing, and more profitable SME space.

We have strengthened our industry leadership position through strong sales execution, enviable customer retention and customer satisfaction scores that are above pre-pandemic levels. All of which is enabled by bringing the best people and the best technology in travel together to serve our customers.

So, we enter 2022 as the clear industry leader, a stronger company, a stronger competitor, and we have stronger relationships with colleagues, customers and suppliers.

We look forward to completing our pending business combination with Apollo Strategic Growth Capital and of course to continuing to provide updates on our progress in the quarters and years ahead. We hope that you will all be able to join us for our upcoming Investor Day in New York City on April the 12th.

Thank you very much for your interest.

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Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this communication, including market size and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “predicts,” “projects,” “should,” “could,” “would,” “may,” “will,” “continue,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of APSG and Amex GBT as of the date of this communication, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this communication should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in this communication are subject to a number of factors, risks and uncertainties, some of which are not currently known to APSG and Amex GBT. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Registration Statement. The Registration Statement identifies and addresses other important risks and uncertainties that could cause actual events and results to differ materially from expected results contained in the forward-looking statements. Most of these factors are outside APSG’s and Amex GBT’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against APSG or Amex GBT following the announcement of the transaction; (2) the inability to complete the proposed business combination between APSG and Amex GBT (the “Business Combination”), including due to the inability to concurrently close the Business Combination and the PIPE or due to failure to obtain approval of the shareholders of APSG; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (6) costs related to the Business Combination; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the impact of the global COVID-19 pandemic; and (10) other risks and uncertainties described in the Registration Statement. APSG and Amex GBT caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither APSG nor Amex GBT undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

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The 2021 financial results presented in this communication are preliminary and may change. This preliminary financial information has been prepared by management, and Amex GBT’s independent accountants have not completed their audit or review of such financial information. There can be no assurance that Amex GBT’s actual results for the periods presented herein will not differ from the preliminary financial information presented herein and such changes could be material. This preliminary financial information should not be viewed as a substitute for full financial statements prepared in accordance with GAAP and is not necessarily indicative of the results to be achieved for any future periods.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or purchase, or a solicitation of an offer to sell, buy or subscribe for, any securities in any jurisdiction, or a solicitation of any proxy, vote, consent or approval relating to the Business Combination or otherwise in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions.

Additional Information and Where to Find It

In connection with the proposed Business Combination, APSG has filed with the SEC the Registration Statement, containing a preliminary prospectus and a preliminary proxy statement, and, after the Registration Statement is declared effective, APSG will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. APSG’s shareholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement/prospectus, and the amendments thereto, and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain, or will contain, important information about Amex GBT, APSG and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of APSG as of a record date to be established for voting on the proposed Business Combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, when available, at the SEC’s website at www.sec.gov, or by directing a request to Apollo Strategic Growth Capital, 9 West 57th Street, 43rd Floor, New York, NY 10019, Attention: James Crossen, (212) 515-3200.

Participants in the Solicitation

APSG, Amex GBT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of APSG with respect to the Business Combination. Information regarding APSG’s and Amex GBT’s respective directors and executive officers is contained in the Registration Statement. Free copies of the Registration Statement may be obtained as described in the preceding paragraph.

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